UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              YARRAMAN WINERY, INC.
             ______________________________________________________
             (Exact name of registrant as specified in its charter)


                         Commission File No.: 000-28865


            Nevada                                               88-0373061
_______________________________                              ___________________
(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)


  6767 W. Tropicana Avenue, Suite 207
           Las Vegas, Nevada                                          89103-4754
________________________________________                              __________
(Address of Principal Executive Offices)                              (Zip Code)


                                 (702) 248-1047
              ____________________________________________________
              (Registrant's telephone number, including area code)


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                              YARRAMAN WINERY, INC.

                                 SCHEDULE 14F-1


YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY AND IN ITS ENTIRETY. HOWEVER, YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

References throughout this information statement to "we", "us", and "our" are to Yarraman Winery, Inc.


                                  INTRODUCTION


         This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") and Rule 14f-1 thereunder, in connection with proposed changes in: (i) membership of the board of directors of Yarraman Winery, Inc.; and (ii) change in control of Yarraman Winery, Inc. The date of this information statement is December 12, 2005.

         This information statement is being mailed to stockholders of record as of December 12, 2005 (the "STOCKHOLDERS") and filed with the Securities and Exchange Commission (the "SEC") on December 12, 2005.

         On the tenth (10th) day after this Information Statement has been distributed to the Stockholders, Yarraman Winery, Inc., a Nevada corporation ("YARRAMAN") and certain of its shareholders, Delta Dawn Pty Ltd., a company incorporated in Australia (the "TRUSTEE"), as Trustee of the Yarraman Road Trust, Yarraman Estate Pty Ltd., a company incorporated in Australia ("YARRAMAN AUSTRALIA") and Yarraman Australia's shareholders whose names are set out in Schedule B of a certain Share Exchange Agreement ("AGREEMENT") plan to consummate the transaction set forth in the Agreement.

         Pursuant to the Agreement, 15,000,000 shares of Common Stock of Yarraman shall be issued to the Trustee in accordance with the terms and conditions set forth in the aforesaid Agreement.

         A copy of the Agreement will be filed as an exhibit to a Form 8-K upon signing of the agreement.

         We expect that Gloria Eck, Amy Hadley and Carole Brewer will each resign as a director of Yarraman and be replaced by William Stubbs, William Bernard Middleton and John J. Moroney. The change in directors is expected to occur upon the closing of the transaction contemplated.

         Additionally, in connection with the closing, Gloria Eck, Amy Hadley and Carole Brewer will resign as officers of Yarraman and Andrew Lyon will assume responsibilities as Chief Executive Officer and President and John Laurence Wells will assume responsibilities as Chief Financial Officer and Secretary.

         No action is required by the stockholders of Yarraman in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Yarraman's stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of Yarraman's directors occurs (otherwise than at a meeting of Yarraman's stockholders).

         THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF YARRAMAN'S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                       TRANSACTION WITH YARRAMAN AUSTRALIA


         Under the Agreement, Yarraman will, upon the consummation of the transactions contemplated therein (the "CLOSING"), acquire all of the outstanding capital stock of Yarraman Australia in exchange for Yarraman's issuance of 15,000,000 shares of Yarraman's Common Stock to the Trustee (the "TRANSACTION"). This issuance of Yarraman's shares of Common Stock is intended to be exempt from registration under the Securities Act of 1933, as amended ("SECURITIES ACT"). Concurrently with the Closing, Yarraman will issue an aggregate of 5,253,500 shares of Common Stock to a number of private investors in exchange for $2 million in aggregate principal amount of promissory notes. In addition, Yarraman will issue 1,250,000 shares as a finders fee to MillhouseIAG Limited.

         In connection with the Transaction, certain shareholders of Yarraman have agreed to cancel an aggregate of 8,158,500 shares of Yarraman Common Stock resulting in 3,496,500 shares of Yarraman Common Stock outstanding at the Closing. Accordingly, immediately following the Closing and the issuances described above, the Trustee will own approximately 60% of the issued and outstanding shares of Yarraman's Common Stock, and the existing stockholders of Yarraman will own 40% of the issued and outstanding shares of Yarraman's Common Stock.


         Yarraman is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Yarraman would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

OVERVIEW.

         Yarraman Australia produces and sells premium (up to US$14), super-premium (up to US$20) and ultra-premium (over US$20) wines. Yarraman Australia's wines are made at its state-of-the-art winery in New South Wales, Australia, where grapes are crushed, fermented and made into wine or blended with wines purchased from other vineyards for production of varietals. Wines are sold both in Australia and internationally, principally under Yarraman Australia's "Yarraman" label. Yarraman Australia's vineyards are located on land in two regions in the State of New South Wales, Australia - the Upper Hunter Valley and Gundagai. Prior to the restructuring described herein, Yarraman Australia conducted business as Delta Dawn Pty Ltd, as trustee for the Yarraman Road Trust.

VINIFEROUS ACREAGE.

         Yarraman Australia owns 1,944 acres of property in two topographic regions in New South Wales. Of the total acreage, approximately 650 acres are used for vines. In fiscal year 2004, Yarraman Australia's vineyards yielded 1,816 tons of grapes with 1,718 tons used for the winery's crush and 98 tons being sold to other producers. In fiscal year 2005, the vineyards yielded 1,271 tons of grapes with 835 tons used for the winery's crush and 436 tons being sold to other producers.

         Yarraman Australia's 2005 total wine production was 140,180 gallons, which produced 59,000 cases (700,000 bottles). Yarraman Australia expects that it will produce from its 2006 crush approximately 240,000 gallons, which should produce approximately 64,000 cases, although yield and production are dependent on weather and other factors outside of the control of Yarraman Australia. If estimated future sales expectations are met, the two vineyards are not expected to be the sole supply of grapes for Yarraman Australia's long-term production requirements. As a result, Yarraman Australia has entered into forward grape purchase contracts with certain affiliates of the Company.

"WIRRILLA VINEYARD"-  GUNDAGAI, NEW SOUTH WALES

         The "Wirrilla Vineyard," located in the Gundagai region, totals 1,312 acres located in a newly developed wine region in the southwest slopes of New South Wales. The Wirrilla vineyard is located over two blocks of land comprising the Wirrilla Homestead and Wirrilla Point Block, with 470 acres under vines. The acreage that is not used for vines is primarily ill-suited for growth because of its topography. This ten year old vineyard is fully irrigated from the Murrumbidgee River secured by a water license permitting an allocation of 132 million gallons of water per year.

         Yarraman Australia's Wirrilla vineyard produces wines including Sauvignon Blanc, Semillon, Verdelho, Chardonnay, Merlot, Cabernet Sauvignon and Shiraz. The wines produced from this vineyard are used in Yarraman Australia's premium range of wines. The vineyard is harvested later than the Upper Hunter vineyard, thereby extending the productive capacity of Yarraman Australia's winery. Any surplus annual grape production is sold to well-established wineries, including McWilliams Wines and Bidgebong Wines. The average yield for the 2005 vintage was 2.8 tons per acre. The Wirrilla vineyard produces approximately 2,200 tons of grapes.

"YARRAMAN ESTATE" - WYBONG, UPPER HUNTER VALLEY, NEW SOUTH WALES

         The Upper Hunter Wybong vineyard has approximately 632 acres, of which 187 acres are under vine. The land mostly comprises of black, sandy loam, alluvial soils along the creek frontage and adjacent slopes, rising to arable red loams with well drained plains and sandy slopes which extend to the sandstone ridges on the perimeter. The surplus acreage is used for pastures used primarily to produce mulch covers under the vines. Located on the property is the Wybong Creek, a perennial stream. Yarraman Australia has secured a license that permits use of 215 million gallons of water from the creek per year. The water license provides Yarraman sufficient water for 494 acres of property. In addition, the property has two dams providing 83 million and 26 million gallons of water storage.

         Yarraman Australia believes that the Upper Hunter vineyard's growing conditions, including its soils, elevation, slope, rainfall, cool evenings with warm days and lower rainfall during summer are among the most ideal for growing certain varieties of high quality wine grapes in South East Australia. Because of climate, soil and other growing conditions, the Upper Hunter Valley is ideally suited to growing superior quality Shiraz, Chardonnay, Merlot and Semillon wine grapes.

         New South Wales accounts for 32% of the Australian grape crush and 31% of wine production. The Hunter Valley as a region accounts for 11% of total grape crush for New South Wales, Australia. Upper Hunter Valley wineries include Rosemount, Giant Creek, Arrowfield, Lindemans, Tyrells, Tullochs and Roxborgh.

THE WINERY.

         Opened in 1967 on the Upper Hunter Valley property, Yarraman Australia' winery currently has a 2,300 ton processing facility with the capacity to yield 160,000 cases. The winery utilizes current technology in its harvesting, production and packaging of its products. Over US$7.7 million (A$10.3 million) has been spent since 1994 on capital improvements to the winery and vineyard, creating a production facility comprising:

          o A 20,000 square foot enclosed winery designed to allow efficient flow-through of production with easy maintenance and hygiene;
          o    20 ton per hour crushing and chilling capacity;

          o 450,000 gallon total capacity storing capacity, including 396,000 gallons held in stainless steel tanks and 53,000 gallons held in oak barrels (tank capacities vary from 320 gallons to 22,500 gallons. The various sizes enables Yarraman Australia to handcraft small ultra-premium wines and production of larger volume commercial-style wines);
          o Fully-automated computer controlled refrigeration system for stability during maturation and precise fermentation control;
          o On-site Laboratory, enabling full chemical and microbial analyses to maintain standards of quality control;
          o Temperature controlled cool storage of 12,000 square foot for 1,000 barrels and 35,000 cases of finished products; and
          o On site bottle labeling facility capable of affixing bottle labels at a rate of 1,500 bottles per hour.

         Management believes the location of its winery three hours from Sydney, Australia, in the state's most popular wine region increases direct sales to consumers and facilitates distribution of product. Management believes this location provides visibility for the winery to passing motorists, thus enhancing recognition of Yarraman Australia's products in retail outlets and restaurants.

         The winery houses a hospitality center and retail store. In addition, the Company has lodges for short stay visitors. Yarraman Australia holds two major festivals - the annual Bud Burst Festival and the End of Harvest festival
- at the winery each year. In addition, open houses are held at the winery during major holiday weekends such as Australia Day, Easter and Christmas, where wine tasting and cellar tours are given.

         Yarraman Australia participates in many wine and food festivals throughout Australia. Each of these events results in direct sales of the wines and promotion of its label to event attendees. The hospitality center and promotional events have contributed the direct sales and public recognition of Yarraman Australia's wines.

PRODUCT OVERVIEW.

         Yarraman Australia offers a variety of wine for sale to retail customers. The product line consists of:

CLASSIC HUNTER

         Under the Classic Hunter label, Yarraman Australia produces and sells the following wines in 750ml bottles: Shiraz (flagship and its largest selling varietal in 2005), Chardonnay, Merlot and Semillon. The Shiraz is Yarraman Australia's largest selling varietal and has become the product most associated with the "Yarraman" label. The wines sell for approximately US$20 per bottle.

         These wines have received 24 awards and medals in the last two years from international and Australian wine shows including the International Wine and Food Society, the Hunter Valley Show, the Royal Adelaide Show, the Sydney Royal Wine Show and the Melbourne Wine Show.

BLACK CYPRESS

         Under the Black Cypress label, Yarraman Australia currently produces and sells the following types of wines in 750ml bottles: Shiraz, Cabernet Merlot, Shiraz Rose, Chardonnay, Verdelho, Gewurztraminer and Chambourcin. The wines sell for US$12 to US$15 per bottle.

         These wines have received 35 awards and medals in the last three years from international and Australian wine shows including New World Wine Awards
(NZ), the Winestate Shiraz Challenge, the International Food and Wine Society, the Hunter Valley Show, the Royal Adelaide Show, the Sydney Royal Wine Show and the Melbourne Wine Show.

SENSUS

         Under the Sensus label, Yarraman Australia produces blended table wines labeled as "Sensus Red" and "Sensus White". This range is marketed and sold only in Australia as a mid-range varietal at approximately US$15 per bottle. These wines are made primarily from fruit sourced from the Gundagai vineyards.

BANJO COLLECTION

         Under the Banjo Collection label, Yarraman Australia produces and sells the following types of wines in 750ml bottles: Cabernet Merlot, Chardonnay Semillon and Shiraz Merlot. All wines sell for US$12 to US$15 per bottle. The Cabernet Merlot is the Banjo range's largest selling variety and has become the product most associated with the "Yarraman" label in the Banjo range.

         The Banjo Collection is an "export only" range that combines fruit sourced from Yarraman Australia's vineyards in the Upper Hunter Valley and Gundagai regions. These wines have received 5 awards since release in 2003 in the Sydney International Wine Competition, the International Wine and Food Society and the New World Wine Awards (NZ).

THE BOLTER

         The Bolter collection is a new range of wines which was released in November 2005 targeting domestic and international markets. These wines are currently distributed by broad range liquor wholesalers in Australia. The first orders have been received for distribution in the United States and are due to be shipped in March 2006. The suggested retail prices for these wines is US$8 to US$10.

         The Bolter collection range produces and sells the following types of wines in 750ml bottles: Shiraz, Cabernet Merlot, Semillon Sauvignon Blanc, Verdelho, Chardonnay and Rose. All wines sell for between US$7 and US$10.

THE MARKET.

DOMESTIC WINE SALES

         Australian table wine accounts for 81% of domestic sales of wine in Australia, or US$313 million (A$417 million) and is expected to rise to US$331 million (A$441 million) by 2007. The per capita consumption of wine in Australia has increased recently after remaining largely unchanged in recent years. Domestic sales of Australian-produced wine increased by 4.2% in 2004. White wines account for 50.6% of all domestic table wines. Red wine sales account for the remaining 49.4% of the market. Yarraman Australia's sales account for less than 1% of the domestic market.

EXPORT WINE SALES

         During 2003, the Australian dollar began to strengthen against the US Dollar, the Euro and the Pound Sterling. As a result, Yarraman Australia saw a decline in the average cost per liter for gross sales in those export markets. Despite this, the increase in international red wine sales including sales to the United States continue to be major drivers of growth for Australian wineries. Red wine continues to have a higher margin of sales over white wine comprising 61% of total Australian exports. The United States, which grew by 21% in 2004, has had the strongest export growth for all Australian wines. However, the United Kingdom, which consists of 41% of the total market, remains
Australia's largest overseas market by volume. Despite the disparity in market size, the United States has a higher net profit and was the largest market by value. Currently, Yarraman Australia ships approximately 1,500 case per year to the United States, less than 1% of the total market.

         With continuing investment and development in its brands, Yarraman Australia plans to capitalize on consumer demand in the primary export markets of the United States, Canada, United Kingdom and Ireland. Yarraman Australia has also explored certain parts of Central Europe and China as being areas in which, with carefully selected chosen partners, it can develop branded and non-branded wine distribution.

DISTRIBUTION.

Yarraman Australia wines are distributed by independent companies in the following countries:

          - Australia                - Canada
          - USA                      - New Zealand
          - Denmark                  - Singapore
          - Switzerland              - Germany
          - Hong Kong                - United Kingdom
          - Ireland                  - Malaysia

         Yarraman Australia exports approximately 57% of its annual volume production whereas most competitors in the region export approximately 14% of its volume production.

         Management believes that the Company has developed a reputation for delivering branded wines that over-deliver in their respective price categories
- exceeding the anticipated quality by customers. The Company works to address niche opportunities in each distributor's market. Key liquor chains, including Superquinn in Ireland and Real Canadian Liquor Store in Canada, now purchase private label wines from Yarraman Australia. Yarraman Australia uses both independent distributors and wine brokers primarily to market the wines in specific targeted areas where self-distribution is not feasible. Only those distributors and wine brokers who have demonstrated knowledge of and a proven ability to market premium, super premium, and ultra premium wines are utilized.

         Yarraman Australia has established a self-distribution system to sell its wines to restaurant and retail accounts located in New South Wales. Three sales representatives, who take wine orders and make some deliveries, currently carry out the self-distribution program. The company has a central distribution depot in Sydney which services same or next day delivery in Sydney and New South Wales. Yarraman Australia believes this program of self-representation and delivery has allowed its relatively new wines to gain a strong presence in the New South Wales market with more than US$432,000 (A$575,000) in retail sales during the 2005 fiscal year, a 5% increase from the prior period due to new restaurant and retail accounts that were established.

         In addition,  Yarraman  Australia  markets and sells its wines  through retail outlets in New South Wales, through mailing lists, and through distributors and wine brokers who sell in specific targeted areas outside of the state of New South Wales. As Yarraman Australia has increased production volumes and achieved brand recognition, sales to other domestic markets have increased both in terms of absolute dollars and as a percentage of total Company sales.

         In connection with its ongoing transition to a national network of affiliated distributors, Yarraman Australia has agreements with distributors under which its products are distributed in certain states. These distributors include Independent Liquor Group, Australian Liquor Marketers and Liquor Marketing Group.

         Yarraman Australia appoints agents or distributors in export markets to facilitate importation of wines to the desired markets. Agents or distributors provide sales representation and facilitate or directly distribute wines within their designated regions.

         All markets, with the exception of the United States and Canada, purchase "Yarraman" branded wines in Australian dollars FOB. These wines are then sold wholesale. Singapore and Hong Kong distributors also engage in retail sales.

         Yarraman Australia's Canadian distributor acts as a commissioned agent facilitating the importation wines into the Canadian provinces and provides sales representation in government controlled and privatized markets. Exports to Canada are FOB Australia in Canadian dollars.

         The market in the United States has been difficult to penetrate due to a three tier distribution system. Yarraman Australia requires an importer to bring the product into the U.S. Each state has designated distributors that control distribution to retail locations in their respective states. Yarraman Australia has an arrangement with Duggans Distillers to act as its U.S.
importer. Duggans Distillers is based in New York and currently distributes Yarraman branded wines in retail stores in New York, Connecticut, New Jersey and Florida.

RESEARCH AND DEVELOPMENT.

         Yarraman Australia is engaged in research and development in a number of areas, including implementing fermentation practices using yeast strains specific for different varieties of wine. Yarraman Australia has completed extensive research and development with micro- oxygenation of wines with the first system purchased in 2005. This system ultimately enables the acceleration of red wine production, achieving softer and more integrated premium wine styles within a shorter time frame. Management believes that this technology will enable Yarraman Australia's red wine to ship to the market sooner.

         Furthermore, after extensive oak barrel trials during the past two years, all French and American oak barrels are now being custom made by a select group of cooperages to match the exact requirements for Yarraman Australia's wine styles. These barrels provide supportive and attractive oak characters matched exactly to Yarraman Australia's product requirements to integrate oak characters into its super and ultra-premium wines. Yarraman Australia first ordered these new barrels in November 2005.

         Viticulture practices are constantly being reviewed at both vineyards. In 2005, Yarraman Australia began to implement Bio-Dynamic sustainable cultural practices which results in less use of chemicals, fungicides, herbicides and pesticides while enhancing grape quality and yields. Yarraman Australia has researched technologies and advances that it may use in its packaging and bottling. They have also developed alternative packaging formats which are in advanced developmental stages. These new technologies have not been released to the market.

SUPPLIERS.

         Yarraman Australia uses materials and supplies, such as glass bottles, closures, labels, boxes and chemicals, that are currently obtained from a number of long standing suppliers. The supplies are purchased for specific needs and there are no long-term supplier agreements. Management monitors supply costs to maintain cost effectiveness. Bottling of the wines is performed at an adjacent facility in the town of Pokolbin that management believes offers product quality and prompt service, thus minimizing holding times for finished goods as Yarraman Australia has begun to implement just-in-time bottling and packaging for premium wine exports.

COMPETITION.

         The 2004 The Australian Wine Industry Directory lists 909 wine producers that export wine - about half of all producers. Two companies, Southcorp and Hardy Wine Company, account for 45% of all exports by volume while the top 20 exporters account for 94%. The remaining 899 exporters compete for 6% of the exports by volume. The United States is the most popular export market with 519 exporting there and 590 exporting to the United Kingdom.

         The wine industry is highly competitive. Within the wine industry, Yarraman Australia's management believes that its principal competitors include wineries in the Hunter Valley, Victoria and South Australia, which produce premium, super premium, and ultra premium wines. Wine production in Australia is dominated by large wineries that have significantly greater financial, production, distribution and marketing resources than the Company. Currently, no Hunter Valley winery dominates the New South Wales wine market. Several Hunter Valley wineries, however, are older and better established and have greater label recognition than the Company.

         Approximately 70% of all Hunter Valley grapes come from the Upper Hunter Valley. New South Wales accounts for 32% of the Australian grape crush and the Hunter Valley as a region accounts for 11% of total grape crush for New South Wales, Australia. Upper Hunter Valley wineries with which Yarraman Australia competes include Rosemount, Giant Creek, Arrowfield, Lindemans, Tyrells, Tullochs, Roxborgh. All major wineries, including Yarraman Australia, export to the United States, Canada, the European Union, United Kingdom and throughout Asia. Yarraman Australia exports 75% of its volume production whereas competitors in the region export 14% of its volume production.

         Management believes that the principal competitive factors in the premium, super premium, and ultra premium segment of the wine industry are product quality, price, label recognition, and product supply. Management believes that Yarraman Australia competes favorably with respect to each of these factors. Yarraman Australian's wines have received positive reviews of its wines and believes its prices are competitive with other Hunter Valley and

Australian wineries. Management believes that its forecasted production level of 230,000 gallons (160,000 cases) per year, based on the grape supply from the harvest in 2005, will give it competitive advantages over other Hunter Valley wineries in areas such as marketing, distribution arrangements and grape purchasing. The current production level of many Hunter Valley wineries is generally smaller than the projected production level of Yarraman Australia.

         Larger scale production is necessary to satisfy retailers' and on-premise demand. Yarraman Australia's management believes that its current level of production is adequate to meet that demand through August 2007. The current production level of many Hunter Valley wineries is smaller than the production level of Yarraman Australia's winery.

REGULATORY MATTERS.

         In nearly all the countries that Yarraman Australia markets its wines, such as the United States, United Kingdom and Canada, there are statutory authorities which exercise varying degrees of market regulation. Management believes that Yarraman Australia is substantially in compliance with all regulations.

AUSTRALIAN REGULATORY BOARD

         Yarraman Australia's quality control and distribution is regulated by the Australian Wine and Brandy Corporation. The Australian Wine and Brandy Corporation is the Australian Government authority responsible for the promotion and regulation of the Australian wine and brandy industry and the provision of wine sector information to wineries throughout Australia. It provides the regulatory role in quality control and its goal is to maintain the integrity of wines originating from Australian vineyards. It also has a role of providing industry-wide knowledge through published literature and market development. Yarraman Australia's business has been regulated by the Australian Wine and Brandy Corporation since its formation.

TRADEMARKS AND INTELLECTUAL PROPERTY.

         All trademarks and intellectual property are licensed to Yarraman Australia by Delta Dawn Pty Ltd. Delta Dawn advises that its material trademarks and intellectual property are protected in all material respects by the law of the governments which regulate the markets in which they are used.

ENVIRONMENTAL MATTERS.

         Yarraman Australia believes that its operations are in substantial compliance with all applicable environmental requirements of Australia. With regard to its control of production and waste management, management believes Yarraman Australia operates within all international standards.

INSURANCE.

         Yarraman Australia maintains liability insurance which, in the view of management, is adequate protection for any damages arising out of its activities. The amount of the liability insurance coverage is approximately US$9.75 million (A$13 million) for industrial special risk coverage and US$7.5 million (A$10 million) for general liability coverage. The insurance is provided by outside insurance companies. Insurance is provided for physical loss or damage to assets owned by the company, for business interruption and equipment breakdown, for loss due to employee fraud, computer crime and legal liability.

EMPLOYEES.

         As of December 1, 2005, Yarraman Australia had 20 full-time employees. During May to July, Yarraman Australia employs 20 additional part-time, seasonal employees for vine pruning. There are an additional 9 seasonal employees used during harvest in the winery. None of the employees are members of a union or labor organization. None of the employees have entered into employment contracts with Yarraman, Yarraman Australia or any affiliate of the entities.

         In addition to its employees, Yarraman Australia has appointed the following sales and marketing, vineyard, winery and management team members.

GENERAL MANAGER

GRANT MCMAHON has over seven years experience in the Australian wine industry. Mr. McMahon joined the wine industry in 1998 after working in the Fast Moving Goods Category arena for Colgate Palmolive and Masterfoods, a division of the Mars Corporation. He joined global wine company Beringer Blass as State Manager for New South Wales, moving on to a General Manager role with a small vineyard in the lower Hunter Valley in 2001 where he managed the viticulture and winemaking to compliment his sales and marketing skills. Mr. McMahon joined the Yarraman Australia management team in November 2004.

WINEMAKER

CHRIS MENNIE commenced his winemaking career in 1995 studying for his oenology degree at Charles Sturt University in Wagga, New South Wales, Australia. During this period, Mr. Mennie coupled his theoretical knowledge with practical experience working at Pfeiffer Wines, Rutherglen from 1997. He returned to the Hunter Valley to work at a winery at McWilliam's Mount Pleasant in 1999 and then joined Margan Family Winegrowers at Broke, as the Assistant Winemaker for four years. To augment his Australian winemaking experience, he traveled abroad and was appointed Winemaker to Chateau du Seuil in Bordeaux, France for two Vintages. In December 2003, Mr. Mennie returned to the region to head up the winemaking team at Yarraman Australia in the Upper Hunter Valley.

MASTERS OF WINE

To support the winemakers the company has engaged the services of two consulting Masters of Wine, each with a specific area of expertise. These consultants are used to ensure the styles of wines produced by Yarraman Australia are consistent with market expectations.

AUSTRALIA

ROB GEDDES. Mr. Geddes' company, Winestream Pty ltd, is an Australian specialist in wine and food industry media relations and marketing. He has been a MW since 1992 and an international wine show judge. Mr. Geddes consults to Yarraman on media relations, marketing and specific wine projects.

TONI PATERSON. Initially trained as a scientist, Ms. Paterson began to focus on winemaking after studying for her Masters in Oenology. Ms. Paterson has developed six vintages during her career. Ms Paterson is the youngest of only fourteen Australian Masters of Wine and the only female MW based in Australia. In November 2003 she was awarded the Madame Lily Bollinger medal for outstanding tasting ability. Ms. Paterson consults to Yarraman on specific projects.

VITICULTURIST

STEVE GELL is a consulting viticulturist to Yarraman Australia and a number of other Hunter Valley vineyards. Mr. Gell has been a senior lecturer at the Hunter Institute of Technology, Faculty of Viticulture and Wine since 1994. He specializes is viticulture and soil survey.

                                VOTING SECURITIES


         As of December 12, 2005, there were eleven million six hundred fifty-five thousand five hundred (11,655,500) shares of our Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth information regarding ownership of our common stock by each person known to us to own more than 5% of the outstanding shares of the common stock, each director and executive officer, and all directors and executive officers as a group as of December 12, 2005.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

__________________________________________________________________________________________________________

                                                                 Amount and Nature of
                              Names and Addresses                Beneficial Ownership     Percent of Class
 Title of Class               of Beneficial Owners                       (1)                    (2)
__________________________________________________________________________________________________________

Common Stock,       Amy Hadley *                                      3,300,000                28.3%
$.001 par value     5553 Adobe Falls Road, #5
                    San Diego, CA 92120
__________________________________________________________________________________________________________

Common Stock,       Gloria Eck *                                      2,775,000                23.8%
$.001 par value     1750 Avocado Road
                    Oceanside, CA 92054
__________________________________________________________________________________________________________

Common Stock,       Carole Anne Brewer *                              1,942,500                16.7%
$.001 par value     10014 Paseo Montril, #125
                    San Diego, CA 92129
__________________________________________________________________________________________________________

Common Stock,       Total Common Stock Held by Directors,             8,017,500                68.8%
$.001 par value     Executive Officers and Beneficial Owners
                    (three individuals)
__________________________________________________________________________________________________________


(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within sixty (60) days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants or convertible securities that are held by such person (not those held by any other person) and which are exercisable within sixty (60) days of the date indicated above, have been exercised. To date, the Company has not granted any options, warrants or any other form of securities convertible into its common stock.

(2) In connection with the Transaction, each shareholder agreed to cancel all of their shares of Yarraman Common Stock immediately prior to the Closing. As a result, the table of security beneficial ownership is based on 11,655,000 issued and outstanding shares of Yarraman Common Stock. At Closing, the listed officers and directors will each hold zero shares or zero percent beneficial interest in Yarraman.

*  Indicates Director or Executive Officer Yarraman.


                                CHANGE OF CONTROL


         The following summary of the Agreement is a summary and is qualified in its entirety by references to the Agreement which, upon execution, will be filed as an exhibit to a Report on Form 8-K with the SEC.

GENERAL


         Shareholders holding approximately 69% of Yarraman's outstanding shares have consented to the consummation of the Transaction, such consent to be effective ten (10) days following the date hereof. As a result, the Closing is expected to take place on December 22, 2005.

         Upon the Closing, the Trustee will transfer to Yarraman, and Yarraman will agree to acquire from the Trustee, all of the outstanding capital stock of Yarraman Australia in exchange for 15,000,000 shares of Yarraman's Common Stock to be issued on the Closing Date (the "Yarraman Shares").

CONTROL OF YARRAMAN

         The aggregate number of shares which Yarraman is currently authorized to issue is twenty five million (25,000,000) shares of Common Stock. The respective rights attached to the Common Stock of Yarraman are set forth in its certificate of incorporation.

         Immediately prior to the Closing Date, 3,496,500 shares of Yarraman common stock will be issued and outstanding. Yarraman has, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock, other than as may be set forth in the Agreement.


                        CHANGES TO THE BOARD OF DIRECTORS


         The sole officers and directors of Yarraman are Gloria Eck, Amy Hadley and Carole Brewer each of whom will resign in accordance with the terms and conditions of the Agreement and release all claims for salaries, benefits or otherwise, against Yarraman. Prior to their resignations, they shall cause such persons nominated by Yarraman Australia to become new directors of Yarraman.

         We expect that upon the resignations of Gloria Eck, Amy Hadley and Carole Brewer, William Stubbs, William Bernard Middleton and John J. Moroney (the "Incoming Directors") will each join the Board as directors. The change in directors is expected to occur simultaneous with the Closing under the Agreement. This step is expected to be accomplished by written consent of the Board providing that the size of the Board will be increased.

         Yarraman Australia has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         The new members of the Board of Yarraman are as follows:

WILLIAM J. STUBBS, age 66, Director. Mr. Stubbs is currently self-employed as an independent business consultant, his sole occupation since May 31, 2003. Prior to his independent consulting business, Mr. Stubbs served as a consultant to and the Chief Financial Officer of AHF Capital Management Pty Limited from February 2001. From January 31, 1994 through December 15, 2000, Mr. Stubbs served as the Chief Financial Officer for Independent Print Media Group Pty Limited (formerly the Hannan Group), where he was also a member of the audit committee. Mr. Stubbs has experience in tax and finance, as well as a background in accounting. He is a registered tax agent in Australia and is a former fellow of the Institute of Company Directors, a fellow in the Australian Society of Certified Practising Accountants. Mr. Stubbs is also a Justice of the Peace of New South Wales, Australia. Mr. Stubbs holds an accounting degree from the Sydney Technical College in Sydney, Australia which he earned in 1962.

WILLIAM BERNARD MIDDLETON, age 65, Director. Mr. Middleton has served as President and Chief Executive Officer of Corporate Capital Group, Inc. since July 1988, an investment bank with offices in New York; Sydney, Australia; and Auckland, New Zealand; involved in international mergers and acquisitions. He was Managing Director and Chief Executive of Advanced Systems Research, a high technology wireless research company in Sydney, Australia, from September 1987 until June 1988. He was President and Chief Executive Officer of Arthur Young Business Systems, a computer software developer with offices in New York and Sydney, Australia, from November 1980 until March 1987. He was Managing Director and Chief Executive Officer of Foundation Computer Systems in Sydney, Australia, a company involved in developing and marketing computer solutions for pharmacies throughout Australia, from January 1977 until October 1980. He was a National Divisional Manager with Xerox Australia, from April 1971 until November 1976. He was Production Manager then Sales Manager of Permail in Sydney, Australia, a company involved in providing marketing services to the pharmaceutical industry from January 1967 until March 1971. He was an officer in the New Zealand Regular Army from December 1961 until he resigned his commission with the rank of Captain in December 1966. Mr. Middleton is a Mechanical Engineering graduate of The Royal Military College of Australia at Duntroon in Canberra, Australia, where he attended from January 1958 until December 1961.

JOHN J. MORONEY, age 51, Director. Mr. Moroney is the President, Chief Executive Officer and a Director of Juvent, Inc., a company specializing in drug-free therapy for the prevention and treatment of osteoporosis. Mr. Moroney also serves as the President of Landmark Financial Corporation, which he founded in 1983 to provide corporate finance advisory services to emerging life sciences companies, specializing in capital raising, mergers and acquisitions, and product licensing work. Between 1985 and 1991, Landmark was involved in an exclusive arrangement with Ladenburg, Thalmann & Co., one of the oldest investment banks in New York, to capitalize on emerging opportunities in the healthcare market, where Mr. Moroney served as a Managing Director. In 1991, Mr. Moroney became a co-founder and Chairman of Flemington Pharmaceutical Corporation, a publicly held development-stage drug delivery company (now NovaDel Pharmaceuticals; AMEX: NVD). Prior to founding Landmark, Mr. Moroney spent ten years in commercial banking with Citibank, United Jersey Bank, and Midlantic Bank. Mr. Moroney holds B.S. and M.B.A. degrees from Fordham University.


                        DIRECTORS AND EXECUTIVE OFFICERS

         Additionally, in connection with the Closing, Gloria Eck, Amy Hadley and Carole Brewer will resign as officers of Yarraman and Andrew Lyon will assume responsibilities as Chief Executive Officer and President, John Laurence Wells will assume responsibilities as Chief Financial Officer and Secretary.

         The following is a brief description of our directors and executive officers other than the Incoming Directors:

ANDREW LYON, age 48, Chief Executive Officer and President. Mr. Lyon joined as Chief Executive Officer of Yarraman Australia in August 2005. He has 20 years of executive experience with both private and public companies internationally. His experience with agricultural businesses began in 1979 in Zimbabwe and South Africa. From 1996 to 2001 he was Managing Director of his family business, C W Lyon Pty Ltd an agri-business specializing in large volume horticultural exports from Africa to Europe, USA and Australia. He served as Chief Executive Officer of the multi-national Wormald International in the Pacific region from 1987 to 1995. From 2002 to 2005 he consulted to a number of private companies in Australia in change management and restructuring including export strategies and development including wineries and wine retail. He is a business studies graduate from the University of Western Australia GSM.

JOHN LAURENCE WELLS, age 52, Chief Financial Officer and Secretary. Mr. Wells has been the Chief Financial Officer of Yarraman Australia since March 2005. From March 2003 through April 2005, Mr. Wells held the position of Chief Financial Officer and Secretary of Waratah Engineering Pty Ltd. From July 2001 through February 2003, Mr. Wells was the Manager of Finance and Administration for Brokenwood Wines Pty Ltd. He also served as Chief Financial Officer and Secretary of Jeffrey Mining Products Pty Ltd., an Australian subsidiary of Jeffrey Mining Products LP, from March 1982 until March 2001. In addition to his full-time employment, Mr. Wells has held the position of Corporate Secretary for a number of corporations over the last twenty years. Mr. Wells has a Bachelor of Commerce Degree from University of Newcastle, Australia which was obtained in 1977. Mr. Wells is an associate of the Australian Society of Certified Practicing Accountants.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Yarraman's directors and executive officers, and persons who beneficially own more than 10% of a registered class of Yarraman's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Yarraman's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Yarraman's common stock are required by SEC regulations to furnish Yarraman with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Yarraman, or written representations that no reports were required, Yarraman believes that for the fiscal year ended December 31, 2004, beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Yarraman's securities filed a Form 3 with the SEC and has had no change of ownership since such filing. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2004.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


         None of the above-referenced officers and directors has received or accrued any compensation from Yarraman.

                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    YARRAMAN WINERY, INC.

                                    By: /s/ GLORIA ECK
                                        _______________________________________
                                    Name:  Gloria Eck
                                    Title: Chief Executive Officer and President

Dated:   December 12, 2005